FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

MAJOR TRANSACTION

DELAY IN DESPATCH OF CIRCULAR

First Pacific has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the despatch date of the shareholders' circular in relation to the proposed acquisition of a majority interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK, described in First Pacific's announcement dated 28 May 2007, will be further postponed from 31 August 2007 to on or before 28 September 2007.

Reference is made to the announcement of First Pacific Company Limited ("First Pacific") dated 28 May 2007 (the "Announcement") and the delay in despatch of circular announcement dated 18 June 2007 (the "Delay Announcement"). Capitalised terms used herein shall have the same meanings ascribed to them in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, First Pacific is required to despatch a circular in relation to the transactions described in the Announcement (the "Circular") to its Shareholders within 21 days after the publication of the Announcement, which is 18 June 2007 (the "Original Despatch Date"). The Original Despatch Date has been extended by the Stock Exchange to 31 August 2007. As First Pacific requires additional time to arrange for the compilation of the accountants' report on the companies being acquired, First Pacific announces that it has applied to the Stock Exchange for a waiver from strict compliance with

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Rule 14.38 of the Listing Rules so that the despatch of the Circular in relation to the transactions as detailed in the Announcement will be postponed from 31 August 2007 to on or before 28 September 2007.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 31 August 2007

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

MAJOR TRANSACTION

DELAY IN DESPATCH OF CIRCULAR

First Pacific has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the despatch date of the shareholders' circular in relation to the proposed acquisition of a majority interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK, described in First Pacific's announcement dated 28 May 2007, will be further postponed from 31 August 2007 to on or before 28 September 2007.

Reference is made to the announcement of First Pacific Company Limited ("First Pacific") dated 28 May 2007 (the "Announcement") and the delay in despatch of circular announcement dated 18 June 2007 (the "Delay Announcement"). Capitalised terms used herein shall have the same meanings ascribed to them in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, First Pacific is required to despatch a circular in relation to the transactions described in the Announcement (the "Circular") to its Shareholders within 21 days after the publication of the Announcement, which is 18 June 2007 (the "Original Despatch Date"). The Original Despatch Date has been extended by the Stock Exchange to 31 August 2007. As First Pacific requires additional time to arrange for the compilation of the accountants' report on the companies being acquired, First Pacific announces that it has applied to the Stock Exchange for a waiver from strict compliance with

Rule 14.38 of the Listing Rules so that the despatch of the Circular in relation to the transactions as detailed in the Announcement will be postponed from 31 August 2007 to on or before 28 September 2007.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 31 August 2007

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*